SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

September 30, 2016

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended September 30, 2016, which comprises the balance sheet as of September 30, 2016, the statements of profit or loss and comprehensive income for the three-month and nine-month periods then ended, changes in equity and cash flows for the nine-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Emphasis of a matter

The Notes 2.4 and 19 (a), (b) and (c) to the interim financial information disclose that, as a result of the progress in the investigation process of the operation called “Lava Jato”, specialized law firms identified that the Company made, during the years from 2011 to 2014, payments for the services of companies located abroad, without evidence of the effective delivery of such services, which resulted in tax adjustments to the interim financial information in the amount of R$ 284,641 thousand. They also disclose that, due to the matters that are under independent internal investigation, negotiations with the competent authorities are in progress, among which are the Department of Justice (DoJ) and the Securities and Exchange Commission (SEC), and the class action filed in the US Courts. Considering the current stage of this matter, it is not possible for the Company to reliably estimate the potential losses to be recorded in view of these negotiations and the class action, and, accordingly, no provision was recorded in the interim financial information. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2016, prepared under the responsibility of the Company's management, whose presentation on the interim financial information is required under the standards issued by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information and considered as additional information by IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 9, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at September 30, 2016

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Sep/2016	Dec/2015	Sep/2016	Dec/2015
	2.4		Revised		Revised
Current assets
Cash and cash equivalents	3	8,200,168	7,439,723	5,320,288	4,773,251
Financial investments	4	433,009	1,172	699	1,172
Trade accounts receivable	5	2,189,805	2,735,144	1,756,433	2,526,510
Inventories	6	4,873,736	5,517,206	3,302,685	4,131,128
Taxes recoverable	8	804,454	1,272,004	361,138	762,824
Dividends and interest on capital	7		1,998	6,030	87,655
Prepaid expenses		140,304	166,170	110,181	139,668
Related parties	7		10,507	32,962	118,661
Derivatives operations	14.3	17,053	53,662	17,053	12,616
Other assets		217,813	300,901	137,900	248,488

		16,876,342	17,498,487	11,045,369	12,801,973

Non-current assets
Financial investments	4		46,193		46,193
Trade accounts receivable	5	18,884	19,822	2,845,629	4,279,433
Advances to suppliers	6	65,300	135,046	65,300	135,046
Taxes recoverable	8	993,936	1,304,056	889,014	1,198,301
Deferred income tax and social contribution	16(c)	1,437,580	3,196,239	32,541	2,149,086
Judicial deposits		269,221	277,093	260,751	268,572
Related parties	7	322,486	144,633	299,720	124,645
Insurance claims		71,345	63,199	71,345	60,778
Derivatives operations	14.3		12,280
Other assets		287,151	298,057	132,157	125,898
Investments	9(b)	98,209	86,354	5,053,173	4,593,775
Property, plant and equipment	10	29,844,159	33,961,963	15,899,804	16,542,078
Intangible assets	11	2,818,208	2,887,604	2,525,050	2,572,341

		36,226,479	42,432,539	28,074,484	32,096,146

Total assets		53,102,821	59,931,026	39,119,853	44,898,119

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at September 30, 2016 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Sep/2016	Dec/2015	Sep/2016	Dec/2015
	2.4		Revised		Revised
Current liabilities
Trade payables		7,165,374	11,698,695	8,947,087	9,557,676
Borrowings	12	2,093,926	1,968,540	2,255,147	2,567,124
Project finance	13	856,060	302,266
Derivatives operations	14.3	20,464	57,760	735	8,351
Payroll and related charges		507,920	605,059	393,348	446,125
Taxes payable	15	1,047,290	982,873	694,865	459,518
Dividends	20(b)	1,002,082	753,668	1,002,082	753,668
Advances from customers	17	184,987	119,680	18,212	44,528
Sundry provisions	18	71,665	93,942	55,736	67,190
Accounts payable to related parties	7			3,008,819	4,297,735
Other payables		447,005	337,959	280,277	207,730

		13,396,773	16,920,442	16,656,308	18,409,645
Non-current liabilities
Trade payables		174,858	57,148	1,731,131	3,420,281
Borrowings	12	20,930,017	25,370,260	6,694,466	8,207,012
Project finance	13	9,695,197	11,975,167
Derivatives operations	14.3	972,042	1,184,741	873,249	1,184,741
Taxes payable	15	29,767	26,716	29,638	25,825
Accounts payable to related parties	7			6,869,173	10,905,207
Non-controlling loan in Braskem Idesa		1,597,726	1,538,784
Deferred income tax and social contribution	16(c)	662,848	731,241
Post-employment benefits		141,912	154,707	54,166	54,166
Provision for losses on subsidiaries				89,439	137,013
Advances from customers	17	221,332	31,116		12,813
Sundry provisions	18	793,459	653,972	712,805	571,349
Other payables		93,038	217,502	5,759	167,060

		35,312,196	41,941,354	17,059,826	24,685,467

Shareholders' equity
Capital	20	8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		1,634,655	2,882,019	1,634,655	2,882,019
Other comprehensive income		(6,323,673)	(9,085,256)	(6,323,673)	(9,085,256)
Treasury shares		(49,819)	(49,819)	(927)	(927)
Retained (loss) earnings		1,818,012	(268,481)	1,818,012	(268,481)

Total attributable to the Company's shareholders		5,354,827	1,754,115	5,403,719	1,803,007

Non-controlling interest in Braskem Idesa		(960,975)	(684,885)

		4,393,852	1,069,230	5,403,719	1,803,007

Total liabilities and shareholders' equity		53,102,821	59,931,026	39,119,853	44,898,119

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2016 All amounts in thousands of reais, except for earnings per share	Continued

		Consolidated

	Note	3Q2016	YTD2016	3Q2015	YTD2015
	2.4			Revised	Revised
Net sales revenue	22	12,162,428	36,220,543	13,163,620	34,950,716
Cost of products sold		(8,929,357)	(26,486,061)	(9,960,382)	(27,378,478)

Gross profit		3,233,071	9,734,482	3,203,238	7,572,238

Income (expenses)
Selling and distribution		(376,292)	(1,051,707)	(293,776)	(816,167)
General and administrative		(393,046)	(1,115,323)	(322,669)	(919,552)
Research and development		(37,219)	(119,847)	(37,718)	(119,875)
Results from equity investments	9(c)	9,800	23,177	(8,038)	1,701
Other income (expenses), net	23	(132,309)	(322,992)	(75,004)	(164,752)

		2,304,005	7,147,790	2,466,033	5,553,593

Financial results	24
Financial expenses		(1,351,444)	(4,090,549)	(1,146,961)	(3,012,975)
Financial income		208,587	(423,447)	966,877	1,617,534

		(1,142,857)	(4,513,996)	(180,084)	(1,395,441)

Profit before income tax and
social contribution		1,161,148	2,633,794	2,285,949	4,158,152

Current and deferred income tax and social contribution	16(a)	(343,126)	(799,973)	(810,484)	(1,434,382)

Profit for the period		818,022	1,833,821	1,475,465	2,723,770

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2016 All amounts in thousands of reais, except for earnings per share	Continued

					Parent company

	Note	3Q2016	YTD2016	3Q2015	YTD2015
	2.4			Revised	Revised
Net sales revenue	22	8,961,293	26,653,802	9,782,169	25,109,242
Cost of products sold		(6,923,100)	(20,735,565)	(7,206,375)	(19,292,455)

Gross profit		2,038,193	5,918,237	2,575,794	5,816,787

Income (expenses)
Selling and distribution		(250,255)	(702,377)	(212,289)	(590,095)
General and administrative		(202,468)	(605,166)	(217,234)	(640,225)
Research and development		(25,265)	(75,983)	(22,049)	(74,075)
Results from equity investments	9(c)	352,063	1,419,933	140,643	597,700
Other income (expenses), net		(79,954)	(213,441)	(21,962)	(17,192)

		1,832,314	5,741,203	2,242,903	5,092,900

Financial results	24
Financial expenses		(922,382)	(2,304,508)	(2,023,278)	(4,187,421)
Financial income		236,169	(1,058,438)	2,075,919	3,171,444

		(686,213)	(3,362,946)	52,641	(1,015,977)

Profit before income tax and
social contribution		1,146,101	2,378,257	2,295,544	4,076,923

Current and deferred income tax and social contribution	16(a)	(256,668)	(312,915)	(728,496)	(1,172,764)

Profit for the period		889,433	2,065,342	1,567,048	2,904,159

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2016 All amounts in thousands of reais, except for earnings per share	Continued

		Consolidated

	Note	3Q2016	YTD2016	3Q2015	YTD2015
	2.4			Revised	Revised
Profit for the period		818,022	1,833,821	1,475,465	2,723,770

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(13,927)	165,904	(465,466)	(737,095)
Income tax and social contribution		5,660	(62,647)	152,060	243,864
Fair value of cash flow hedge from jointly-controlled - RPR		6,493	(6,272)	8,162	8,162
		(1,774)	96,985	(305,244)	(485,069)

Exchange variation of foreign sales hedge	14.4(a.i)	(226,015)	4,207,644	(5,880,819)	(8,897,247)
Sales Hedge - transfer to profit or loss	14.4(a.i)	267,896	1,035,139
Income tax and social contribution on exchange variation		(14,239)	(1,782,546)	1,999,478	3,025,064
Exchange variation of foreign sales hedge - Braskem Idesa	14.4(a.ii)	(306,283)	(1,400,255)	(1,277,240)	(1,842,976)
Sales Hedge - transfer to profit or loss - Braskem Idesa	14.4(a.ii)	21,067	35,364
Income tax on exchange variation - Braskem Idesa		82,010	410,202	383,172	552,893
		(175,564)	2,505,548	(4,775,409)	(7,162,266)

Foreign subsidiaries currency translation adjustment		159,621	135,632	626,692	927,934

Total		(17,717)	2,738,165	(4,453,961)	(6,719,401)

Total comprehensive income (loss) for the period		800,305	4,571,986	(2,978,496)	(3,995,631)

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2016 All amounts in thousands of reais, except for earnings per share	Continued

		Parent company

	Note	3Q2016	YTD2016	3Q2015	YTD2015
	2.4			Revised	Revised
Profit for the period		889,433	2,065,342	1,567,048	2,904,159

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(37,057)	321,896	(310,511)	(568,387)
Income tax and social contribution		12,599	(109,445)	105,574	193,252
Fair value of cash flow hedge - Braskem Idesa		17,349	(116,993)	(116,217)	(126,531)
Income tax and social contribution		(5,205)	35,098	34,865	37,959
Fair value of cash flow hedge from jointly-controlled - RPR		6,493	(6,272)	8,162	8,162
		(5,821)	124,284	(278,127)	(455,545)

Exchange variation of foreign sales hedge	14.4(a.i)	(226,015)	4,207,644	(5,880,819)	(8,897,247)
Sales Hedge - transfer to profit or loss	14.4(a.i)	267,896	1,035,139
Income tax and social contribution on exchange variation		(14,239)	(1,782,546)	1,999,478	3,025,064
Exchange variation of foreign sales hedge - Braskem Idesa	14.4(a.ii)	(229,712)	(1,050,191)	(957,930)	(1,382,232)
Sales Hedge - transfer to profit or loss - Braskem Idesa	14.4(a.ii)	15,800	26,523
Income tax on exchange variation - Braskem Idesa		61,507	307,651	287,379	414,670
		(124,763)	2,744,220	(4,551,892)	(6,839,745)

Foreign subsidiaries currency translation adjustment		130,205	(85,770)	638,629	934,483

Total		(379)	2,782,734	(4,191,390)	(6,360,807)

Total comprehensive income (loss) for the period		889,054	4,848,076	(2,624,342)	(3,456,648)

				Parent company
				YTD2016	YTD2015
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	21
(expressed in reais)
Earnings per share - common				2.5960	3.6505
Earnings per share - preferred shares class "A"				2.5960	3.6505
Earnings per share - preferred shares class "B"				0.6069	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	(loss)	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	earnings	interest	Braskem Idesa	equity
									Revised

At December 31, 2014	2.4	8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)	(235,622)	5,803,261	(144,533)	5,658,728

Comprehensive income for the period:
Profit for the period									2,904,159	2,904,159	(180,389)	2,723,770
Exchange variation of foreign sales hedge, net of taxes							(6,839,745)			(6,839,745)	(322,521)	(7,162,266)
Fair value of cash flow hedge, net of taxes							(455,545)			(455,545)	(29,524)	(485,069)
Foreign currency translation adjustment							934,483			934,483	(6,549)	927,934
							(6,360,807)		2,904,159	(3,456,648)	(538,983)	(3,995,631)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,429)		20,429
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,153)		21,153

Contributions to shareholders:
Losses in controlling interest							(129)			(129)		(129)
Repurchase of treasury shares								(927)		(927)		(927)
Additional dividends proposed						(270,517)				(270,517)		(270,517)
						(270,517)	(129)	(927)		(271,573)		(271,573)

At September 30, 2015		8,043,222	232,430	71,542	394,121		(9,306,146)	(49,819)	2,689,690	2,075,040	(683,516)	1,391,524

At December 31, 2015	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(49,819)	(268,481)	1,754,115	(684,885)	1,069,230

Comprehensive income for the period:
Profit for the period									2,065,342	2,065,342	(231,521)	1,833,821
Exchange variation of foreign sales hedge, net of taxes							2,744,220			2,744,220	(238,672)	2,505,548
Fair value of cash flow hedge, net of taxes							124,284			124,284	(27,299)	96,985
Foreign currency translation adjustment							(85,770)			(85,770)	221,402	135,632
							2,782,734		2,065,342	4,848,076	(276,090)	4,571,986

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,427)		20,427
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,151)		21,151

Contributions to shareholders:	20(b)
Additional dividends proposed						(247,364)				(247,364)		(247,364)
Interim dividends approved by Board of Directors					(1,000,000)					(1,000,000)		(1,000,000)
					(1,000,000)	(247,364)				(1,247,364)		(1,247,364)

At September 30, 2016		8,043,222	232,430	229,992	1,404,663		(6,323,673)	(49,819)	1,818,012	5,354,827	(960,975)	4,393,852

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Parent company
				Revenue reserves
						Additional	Other		Retained	Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	(loss)	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	earnings	equity
									Revised

At December 31, 2014 (revised)	2.4	8,043,222	232,430	71,542	394,121	270,517	(2,924,057)		(235,622)	5,852,153

Comprehensive income for the period:
Profit for the period									2,904,159	2,904,159
Exchange variation of foreign sales hedge, net of taxes							(6,839,745)			(6,839,745)
Fair value of cash flow hedge, net of taxes							(455,545)			(455,545)
Foreign subsidiaries currency translation adjustment							934,483			934,483
							(6,360,807)		2,904,159	(3,456,648)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,429)		20,429
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,153)		21,153

Contributions to shareholders:
Losses in controlling interest							(129)			(129)
Repurchase of treasury shares								(927)		(927)
Additional dividends proposed						(270,517)				(270,517)
						(270,517)	(129)	(927)		(271,573)

At September 30, 2015		8,043,222	232,430	71,542	394,121		(9,306,146)	(927)	2,689,690	2,123,932

At December 31, 2015	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(927)	(268,481)	1,803,007

Comprehensive income for the period:
Profit for the period									2,065,342	2,065,342
Exchange variation of foreign sales hedge, net of taxes							2,744,220			2,744,220
Fair value of cash flow hedge, net of taxes							124,284			124,284
Foreign currency translation adjustment							(85,770)			(85,770)
							2,782,734		2,065,342	4,848,076

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,427)		20,427
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,151)		21,151

Contributions to shareholders:	20(b)
Additional dividends proposed						(247,364)				(247,364)
Interim dividends approved by Board of Directors					(1,000,000)					(1,000,000)
					(1,000,000)	(247,364)				(1,247,364)

At September 30, 2016		8,043,222	232,430	229,992	1,404,663		(6,323,673)	(927)	1,818,012	5,403,719

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at September 30, 2016

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Sep/2016	Sep/2015	Sep/2016	Sep/2015
	2.4		Revised		Revised
Profit before income tax and social contribution		2,633,794	4,158,152	2,378,257	4,076,923

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		1,966,757	1,574,343	1,552,065	1,327,692
Results from equity investments	9(c)	(23,177)	(1,701)	(1,419,933)	(597,700)
Interest and monetary and exchange variations, net		2,067,956	2,811,713	1,740,028	2,842,153
Other		16,610	11,190	17,141	7,686

		6,661,940	8,553,697	4,267,558	7,656,754

Changes in operating working capital
Held-for-trading financial investments		(408,348)	14,207	18,550	23,842
Trade accounts receivable		545,846	(650,156)	2,203,767	(2,774,321)
Inventories		701,999	97,992	788,046	95,739
Taxes recoverable		993,223	543,182	775,975	307,184
Prepaid expenses		25,866	33,919	29,487	50,175
Other receivables		(66,964)	(25,647)	119,784	102,992
Trade payables		(2,999,940)	(2,695,881)	(884,068)	(1,539,287)
Taxes payable		154,230	417,367	150,798	134,460
Advances from customers		255,523	(12,006)	(26,316)	(15,487)
Sundry provisions		117,210	(57,130)	130,002	(52,941)
Other payables		(18,058)	325,696	(113,175)	(387,003)

Cash from operations		5,962,527	6,545,240	7,460,408	3,602,107

Interest paid		(1,093,878)	(675,960)	(359,799)	(295,498)
Income tax and social contribution paid		(847,012)	(89,006)	(65,002)	(32,874)

Net cash generated by operating activities		4,021,637	5,780,274	7,035,607	3,273,735

Proceeds from the sale of fixed assets		431	1,245	114	568
Acquisitions to property, plant and equipment	(i)	(2,002,210)	(2,936,945)	(759,784)	(687,382)
Acquisitions of intangible assets		(20,909)	(12,590)	(20,620)	(12,572)
Premium in the dollar put option	14.3.1(a.i)	(4,856)		(4,856)
Held-for-maturity financial investments		38,353	(11)	38,353	(11)

Net cash used in investing activities		(1,989,191)	(2,948,301)	(746,793)	(699,397)

Short-term and Long-term debit
Obtained borrowings		2,821,945	4,505,278	2,787,182	1,934,729
Payment of borrowings		(3,755,480)	(4,947,701)	(3,963,058)	(3,376,103)
Project finance	13
Obtained borrowings		503,921	1,406,947
Payment of borrowings		(370,041)	(410,397)
Related parties
Obtained loans				260,101	1,105,628
Payment of loans				(3,827,017)	(906,880)
Transactions current active					1,766
Dividends paid		(998,985)	(482,114)	(998,985)	(482,114)
Repurchase of treasury shares			(927)		(927)

Net cash provided by (used in) financing activities		(1,798,640)	71,086	(5,741,777)	(1,723,901)

Exchange variation on cash of foreign subsidiaries		526,639	(549,495)

Increase in cash and cash equivalents		760,445	2,353,564	547,037	850,437

Represented by
Cash and cash equivalents at the beginning of the period		7,439,723	3,993,359	4,773,251	2,416,288
Cash and cash equivalents at the end of the period		8,200,168	6,346,923	5,320,288	3,266,725

Increase in cash and cash equivalents		760,445	2,353,564	547,037	850,437

(i)    Includes capitalized financial charges paid: Sep/2016 – Consolidated – R$270,235 and Parent Company – R$51,153.

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at September 30, 2016

All amounts in thousands of reais

		Consolidated		Parent company
	Nota	Sep/2016	Sep/2015	Sep/2016	Sep/2015
	2.4		Revised		Revised
Revenue		41,606,240	39,613,725	32,023,733	29,426,934
Sale of goods, products and services		41,836,208	39,771,848	32,219,277	29,434,545
Other income (expenses), net		(165,763)	(120,738)	(135,422)	24,298
Allowance for doubtful accounts		(64,205)	(37,385)	(60,122)	(31,909)
Inputs acquired from third parties		(29,706,754)	(31,212,774)	(24,149,538)	(22,363,480)
Cost of products, goods and services sold		(28,272,128)	(30,217,176)	(23,160,177)	(21,539,091)
Material, energy, outsourced services and others		(1,386,408)	(987,702)	(944,893)	(815,658)
Impairment of assets		(48,218)	(7,896)	(44,468)	(8,731)
Gross value added		11,899,486	8,400,951	7,874,195	7,063,454

Depreciation, amortization and depletion		(1,966,757)	(1,574,343)	(1,552,065)	(1,327,692)

Net value added produced by the entity		9,932,729	6,826,608	6,322,130	5,735,762

Value added received in transfer		(400,124)	1,619,433	361,825	3,769,217
Results from equity investments		23,177	1,701	1,419,933	597,700
Financial income		(423,447)	1,617,534	(1,058,438)	3,171,444
Other		146	198	330	73

Total value added to distribute		9,532,605	8,446,041	6,683,955	9,504,979

Personnel		942,389	862,445	558,736	521,996
Direct compensation		735,252	666,985	412,572	386,418
Benefits		162,305	153,884	102,707	97,721
FGTS (Government Severance Pay Fund)		44,832	41,576	43,457	37,857

Taxes, fees and contribuitions		2,497,978	1,670,220	1,621,867	1,738,330
Federal		1,160,726	1,465,314	484,541	1,264,444
State		1,315,940	186,824	1,125,696	464,218
Municipal		21,312	18,082	11,630	9,668

Remuneration on third parties' capital		4,258,417	3,189,606	2,437,680	4,340,494
Financial expenses (including exchange variation)		4,077,669	2,999,646	2,295,104	4,182,144
Rentals		180,748	189,960	142,576	158,350

Remuneration on own capital		1,833,821	2,723,770	2,065,672	2,904,159
Profit for the period		2,065,342	2,904,159	2,065,342	2,904,159
Dividends				330
Non-controlling interests in loss for the period		(231,521)	(180,389)

Value added distributed		9,532,605	8,446,041	6,683,955	9,504,979

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands, unless otherwise stated

1.                  Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant operating event which impacted these financial statements

In December 2015, began the start-up process of the petrochemical complex of Braskem Idesa S.A.P.I (“Braskem Idesa”) in Mexico, putting into operation the utilities area, followed by the cracker in March 2016. In April, it produced the first lot of polyethylene (“PE”). The complex houses a gas-based ethylene cracker and three polyethylene plants – two high-density and one low-density - with combined annual production of capacity of 1.05 million tons* of PE.

Braskem holds 75% indirect interest in Braskem Idesa and the remaining 25% pertains to Etileno XXI, S.A. de C.V.

* not reviewed

(b)               Net working capital

On September 30, 2016, net working capital at the Parent Company was negative R$5,610,939 (negative R$5,607,672 on December 31, 2015). On the other hand, consolidated net working capital was positive R$3,479,569 (positive R$578,045 on December 31, 2015).  The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reasons, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group.

2.                  Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2015 financial statements.

2.1.            Basis of preparation

This Quarterly Information includes the nine-month period ended September 30, 2016 and should be read together with the financial statements of Braskem as of December 31, 2015, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2015 financial statements.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands, unless otherwise stated

Issue of these financial statements was authorized by the Executive Board on November 4, 2016.

2.1.1        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

All relevant information related exclusively to the interim financial statements is presented herein and corresponds to the information used by the management.

The individual and consolidated Statement of Value Added (“DVA”) is required under Brazilian corporations law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands, unless otherwise stated

2.1.2        Consolidated quarterly information

The consolidated Quarterly Information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %

		Headquarters	Sep/2016	Dec/2015
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil		100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(iii)	Austria		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("Fundo Júpiter")		Brazil	100.00	100.00

(i)         Merged into the subsidiary Braskem Petroquímica in April 2016.

(ii)       In the process of dissolution.

(iii)      Dissolved in January 2016.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands, unless otherwise stated

2.2.            Functional and foreign currencies

The information on functional currency and foreign currency was presented in the 2015 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this Quarterly Information are shown below:

	End of period rate			Average rate for period ended
	Sep/2016	Dec/2015	Variation	Sep/2016	Sep/2015	Variation
U.S. dollar - Brazilizan real	3.2462	3.9048	-16.87%	3.5450	3.1684	11.89%
U.S. dollar - Mexican peso	19.3404	17.3700	11.34%	18.3130	15.5877	17.48%
U.S. dollar - Euro	0.8898	0.9187	-3.15%	0.8958	0.8979	-0.23%

2.3.            Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

	Shareholders' equity		Profit for the period
	Sep/2016	Dec/2015	Sep/2016	Sep/2015
		Revised		Revised
Parent company	5,403,719	1,803,007	2,065,342	2,904,159
Braskem shares owned by subsidiary	(48,892)	(48,892)
Non-controlling interest in Braskem Idesa	(960,975)	(684,885)	(231,521)	(180,389)
Consolidated	4,393,852	1,069,230	1,833,821	2,723,770

2.4.            Restatement

The 2015 financial statements were restated to reflect taxes from prior periods that were recognized fiscally in 2016, as mentioned in Note 19(b).

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands, unless otherwise stated

3.                  Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2015 annual financial statements of the Company, in Note 5.

		Consolidated
		Sep/2016	Dec/2015

Cash and banks	(i)	1,970,131	873,966
Cash equivalents:
Domestic market		5,037,433	2,428,995
Foreign market	(i)	1,192,604	4,136,762
Total		8,200,168	7,439,723

(i)         On September 30, 2016, it includes cash and banks of R$366,693 (R$96,830 on December 31, 2015) and cash equivalents of R$66,896 (R$37,809 on December 31, 2015) of the subsidiary Braskem Idesa, available for its exclusive use.

4.                  Financial investments

The information on financial investments was presented in the 2015 annual financial statements of the Company, in Note 6.

		Consolidated
		Sep/2016	Dec/2015
Held-for-trading
Time deposit investments	(i)	432,308
Other		701	1,172
Held-to-maturity
Quotas of investment funds in credit rights			46,193
Total		433,009	47,365

Current assets		433,009	1,172
Non-current assets			46,193
Total		433,009	47,365

(i)    This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands, unless otherwise stated

5.                  Trade accounts receivable

The information on trade accounts receivable was presented in the 2015 annual financial statements of the Company, in Note 7.

	Consolidated		Parent company
	Sep/2016	Dec/2015	Sep/2016	Dec/2015
Consumers:
Domestic market	1,181,631	1,439,133	1,225,039	1,370,971
Foreign market	1,419,237	1,643,807	3,727,155	5,724,982
Allowance for doubtful accounts	(392,179)	(327,974)	(350,132)	(290,010)
Total	2,208,689	2,754,966	4,602,062	6,805,943

Current assets	2,189,805	2,735,144	1,756,433	2,526,510
Non-current assets	18,884	19,822	2,845,629	4,279,433
Total	2,208,689	2,754,966	4,602,062	6,805,943

6.                  Inventories

The information on inventories was presented in the 2015 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company
	Sep/2016	Dec/2015	Sep/2016	Dec/2015

Finished goods	3,495,536	3,928,446	2,255,328	2,812,657
Raw materials, production inputs and packaging	960,365	1,008,217	790,372	879,608
Maintenance materials	326,645	289,568	183,927	196,432
Advances to suppliers	128,242	315,234	119,575	304,816
Imports in transit and other	28,248	110,787	18,783	72,661
Total	4,939,036	5,652,252	3,367,985	4,266,174

Current assets	4,873,736	5,517,206	3,302,685	4,131,128
Non-current assets	65,300	135,046	65,300	135,046
Total	4,939,036	5,652,252	3,367,985	4,266,174

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

7.                  Related parties

The information concerning related parties was presented in the 2015 annual financial statements of the Company, in Note 9.

(a)               Consolidated

										Consolidated
	Balances at September 30, 2016					Balances at December 30, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	7,861		23,644	38,530	70,035	12,851		141,550	33,997	188,398
Inventories	35,184	7(b.i)	2,185		37,369	138,619	7(b.i)			138,619
Related parties								9,927	580	10,507

Non-current
Advances to suppliers						58,443	7(b.i)			58,443
Related parties
Intracompany loan			84,020		84,020			78,332		78,332
Other receivables			238,466		238,466			66,301		66,301
Total assets	43,045		348,315	38,530	429,890	209,913		296,110	34,577	540,600

Liabilities
Current
Trade payables	83,166		1,374,912	2,207	1,460,285	284,973		1,400,485	2,011	1,687,469
Total liabilities	83,166		1,374,912	2,207	1,460,285	284,973		1,400,485	2,011	1,687,469

	Nine-month period ended September 30, 2016					Nine-month period ended September 30, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	37,853		1,406,078	437,317	1,881,248	41,355		988,186	297,841	1,327,382
Purchases of raw materials, finished goods
services and utilities	1,228,830	(i)	8,882,908	47,685	10,159,423	2,443,448	(i)	9,825,153	91,903	12,360,504
Financial income (expenses), net	163		(158,281)		(158,118)			4,402		4,402
General and administrative expenses
Post-employment benefits plan
Odebrecht previdência Privada ("Odeprev")				25,828	25,828				14,614	14,614

(i)                  Includes expenses with the Braskem Idesa project, of which R$663,799 related to the period ended September 30, 2016, and R$2,308,751 related to the period ended September 30, 2015 (Note 13).

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(b)               Parent Company

	Balances at September 30, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies			SPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and	FIM Sol and
Balance sheet	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents											4,011,522	4,011,522
Trade accounts receivable		436,799		145,141	5,830	91,865	100,044	4,153		21,311		805,143
Inventories								35,184	7(b.i)	2,185		37,369
Dividends and interest on capital							6,030					6,030
Related parties		14		451	20,262	17	12,168	50				32,962

Non-current
Trade accounts receivable	2,827,949											2,827,949
Related parties
Loan agreeements	14,178						94			84,020		98,292
Other receivables										201,428		201,428
Total assets	2,842,127	436,813		145,592	26,092	91,882	118,336	39,387		308,944	4,011,522	8,020,695

Liabilities
Current
Trade payables		4,859,326		999,026	18		1,126	22,864		1,350,895		7,233,255
Accounts payable to related parties
Advance to export			2,165,511		657,301							2,822,812
Other payables				185,396	600		11					186,007

Non-current
Trade payables	1,568,867											1,568,867
Accounts payable to related parties
Advance to export			6,587,273		269,435							6,856,708
Payable notes	12,465											12,465
Total liabilities	1,581,332	4,859,326	8,752,784	1,184,422	927,354		1,137	22,864		1,350,895		18,680,114

	Nine-month period ended September 30, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	107,479	2,254,169		1,585,396	108,291	194,775	664,179	37,583		1,373,049		6,324,921
Purchases of raw materials, finished products
services and utilities	160,378	3,726,804		2,939,756			53,982	549,533		8,125,891		15,556,344
Financial income (expenses), net	(384,047)	477,725	1,592,816	(4)	128,682	(29,436)	(11,379)	163		(158,282)		1,616,238
General and administrative expenses - Odeprev											24,185	24,185

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

	Balances at December 31, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies			SPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and	FIM Sol and
Balance sheet	Inc	Holanda	Holanda Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries		subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents												1,461,914	1,461,914
Trade accounts receivable		645,621		144,433	38,890		202,937	66,976	12,851		138,226		1,249,934
Inventories									138,619	7(b.i)			138,619
Dividends and interest on capital				84,150									84,150
Related parties				20,039	46,648			41,987	62		9,925		118,661

Non-current
Trade accounts receivable	4,261,535												4,261,535
Advances to suppliers									58,443	7(b.i)			58,443
Related parties
Loan agreements	16,541							113			78,332		94,986
Other receivables											29,659		29,659
Total assets	4,278,076	645,621		248,622	85,538		202,937	109,076	209,975		256,142	1,461,914	7,497,901

Liabilities
Current
Trade payables		3,068,634		686,084	21			2,862	27,715		1,381,150		5,166,466
Accounts payable to related parties
Advance to export	15,629		4,065,040		22,171								4,102,840
Other payables		9,538		149,520	689			35,148					194,895

Non-current
Trade payables	3,280,511												3,280,511
Accounts payable to related parties
Advance to export	149,684		9,634,023		1,105,058								10,888,765
Payable notes	14,995			1,447									16,442
Total liabilities	3,460,819	3,078,172	13,699,063	837,051	1,127,939			38,010	27,715		1,381,150		23,649,919

	Nine-month period ended September 30, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	130,465	2,532,348		1,941,542	31,986		198,303	516,710	41,341		896,376		6,289,071
Purchases of raw materials, finished products
services and utilities	1,179,615	2,155,300		1,148,732				33,290	131,277		9,369,400		14,017,614
Financial income (expenses)	(871,064)	(5,416,968)		(15)	(370,946)	81,774	68,360	32,450	260		(131,782)		(6,607,931)
General and administrative expenses - Odeprev												13,654	13,654

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

The main transactions with related companies in the period ended September 30, 2016, except for those with subsidiaries of the Company, were:

(i)	In February 2016, an agreement was extended with Petrobras for the sale of aliphatic solvent, under the same terms and conditions as the agreement signed in July 2015, with duration to March 2017.
(ii)

In March 2016, an agreement was entered into with Usina Conquista do Pontal S.A., with Agro Energia Santa Luzia S.A. and with Odebrecht Agroindustrial Participações S.A. to ensure the continued supply of hydrous ethanol to the Company, with technical flexibilities and differentiated commercial conditions, through an advance duly restated by the market rate and guaranteed by Odebrecht S.A. The Companies that are parties to the agreement are indirectly controlled by Odebrecht S.A. The price of hydrous ethanol is based on the Monthly Rate published by the Luiz de Queiroz College of Agriculture (ESALQ) Hydrous Fuel – São Paulo, in R$/liter, of the reference month and with a discount. The agreement has an estimated maximum amount of R$305,000 and is valid through April 30, 2017.

(iii)

In March 2016, an agreement was entered into with Refinaria de Petróleo Rio Grandense S.A. (“RPR”) for the acquisition of gasoil from RPR to be used as feedstock in the diesel oil production process, which is renewed on a monthly basis. The amount accrued in the period is R$72,488.

(iv)	Since March 2016, Braskem maintains agreements for the sale of gasoline to RPR, which is renewable on a monthly basis. In the nine-month period, the amount accrued is R$194,043.
(v)

Since June 2016, Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora, a wholly-owned subsidiary of Petrobras, which is renewable on a monthly basis. In the nine-month period, the amount accrued is R$257,392.

(vi)

In June 2016, an agreement was renewed with Transpetro, a subsidiary of Petrobras, for the acquisition of naphtha and condensate handling and storage services by Braskem’s Basic Petrochemicals Unit, which is located in the Industrial Complex of Triunfo.  The renewal is worth an estimated R$8 million and is valid through December 2016.

(vii)

In July 2016, a service agreement was executed by Cetrel S.A. (“Cetrel”) to treat wastewater produced by the Braskem industrial units located in the Camaçari Petrochemical Complex. The agreement has an estimated maximum amount of R$77.000 and is valid through December 31, 2019.

(viii)

In August 2016, an agreement was signed with Santo Antônio Energia S.A., an indirect subsidiary of Odebrecht, to acquire electricity for Braskem industrial units. The agreement has an estimated maximum value of R$13 billion and is valid for 13 years as of January 1, 2017.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(c)               Key management personnel

	Consolidated
Income statement transactions	Sep/2016	Sep/2015
Remuneration
Short-term benefits to employees and managers	27,225	37,166
Post-employment benefit	269	187
Total	27,494	37,353

8.                  Taxes recoverable

The information on taxes recoverable was presented in the 2015 annual financial statements of the Company, in Note 10.

	Consolidated		Parent company
	Sep/2016	Dec/2015	Sep/2016	Dec/2015

Brazil
IPI	45,416	23,996	41,823	22,615
Value-added tax on sales and services (ICMS) - normal operations	354,109	403,842	259,710	310,754
ICMS - credits from PP&E	124,122	121,954	118,200	115,354
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	11,934	69,431	11,513	69,004
PIS and COFINS - credits from PP&E	250,311	230,030	237,318	217,482
Income tax and social contribution (IR and CSL)	528,062	944,863	365,060	779,277
REINTEGRA program	53,473	274,654	51,822	271,823
Federal supervenience	166,271	173,436	160,645	168,507
Other	10,522	14,281	4,061	6,309

Other countries
Value-added tax ("VAT")	234,595	277,751
Income tax	16,842	40,263
Other	2,733	1,559
Total	1,798,390	2,576,060	1,250,152	1,961,125

Current assets	804,454	1,272,004	361,138	762,824
Non-current assets	993,936	1,304,056	889,014	1,198,301
Total	1,798,390	2,576,060	1,250,152	1,961,125

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

9.                  Investments

The information related to investments was presented in the Company’s 2015 annual financial statements, in Note 11.

(a)               Information on investments

	Interest in
	total capital	Adjusted net profit (loss)		Adjusted
	(%) 9/30/2016	for the period		equity
	Direct e Indirect	Sep/2016	Sep/2015	Sep/2016	Dec/2015

Subsidiaries
Alclor		(1,248)	(2,407)		35,435
Braskem Alemanha	100.00	1,221,581	208,134	2,803,318	2,040,998
Braskem America	100.00	1,009,731	149,923	2,529,444	1,947,177
Braskem America Finance	100.00	398	667	2,951	3,065
Braskem Argentina	100.00	1,584	3,326	17,730	16,146
Braskem Austria	100.00	(145)	11,261	4,261	5,118
Braskem Austria Finance			(31)		75
Braskem Holanda	100.00	1,129,457	(52,626)	1,285,407	958,377
Braskem Holanda Finance	100.00	(13)	(7)	(22)	(12)
Braskem Holanda Inc	100.00	1,965	(125)	1,745	(158)
Braskem Finance	100.00	47,574	38,458	(89,439)	(137,013)
Braskem Idesa	75.00	(926,086)	(300,783)	(3,843,898)	(1,991,690)
Braskem Idesa Serviços	75.00	2,804	5,636	8,001	8,860
Braskem Inc	100.00	(50,307)	330,343	793,273	843,579
Braskem México	100.00	22,224	103,123	174,485	206,806
Braskem México Sofom	100.00	2,840	(3,739)	7,137	1,566
Braskem México Serviços	100.00	(696)	1,735	2,624	3,424
Braskem Petroquímica	100.00	173,941	249,932	2,214,609	2,018,696
IQAG	100.00	7,786	5,000	13,084	16,934
Lantana	100.00	177	(355)	(870)	(1,047)
Braskem Chile	100.00	2,362	(515)	10,070	7,707
Quantiq	100.00	23,301	(5,254)	263,125	244,345

Jointly-controlled investment
RPR	33.20	62,701	23,295	176,413	145,551
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	(255)	11,491	11,187	11,441

Associate
Borealis	20.00	10,538	(4,151)	168,629	158,366

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(b)               Changes in investments

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Other	Total

Balance at December 31, 2015	2,418,563	2,139,711	31,673	3,828	4,593,775
Dividends and interest on capital	(22,282)				(22,282)
Equity of investments
Effect of results	218,010	1,174,323	2,053		1,394,386
Adjustment of profit in inventories	12,325	(11,254)			1,071
Write-off for impairment				(395)	(395)
Goodwill amortization	(23,428)				(23,428)
Equity valuation adjustments	(6,272)	(797,912)			(804,184)
Currency translation adjustments		(85,770)			(85,770)
Balance at September 30, 2016	2,596,916	2,419,098	33,726	3,433	5,053,173

(c)               Equity accounting results

	Parent company
	Sep/2016	Sep/2015

Equity in results of subsidiaries, associate and jointly-controlled	1,395,457	600,846
Amortization of fair value adjustment	(23,428)	(23,563)
Provision for losses on investments	47,574	20,406
Other	330	11
	1,419,933	597,700

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(d)               Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest and the effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem
	Ex consolidated Braskem Idesa			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	Sep/2016	Dec/2015		Sep/2016	Dec/2015		Sep/2016	Dec/2015	Sep/2016	Dec/2015
										Revised
Curent
Cash and cash equivalents	7,766,578	7,305,084		433,590	134,640				8,200,168	7,439,724
Financial investments	433,009	1,172							433,009	1,172
Trade accounts receivable	1,968,678	2,632,142		265,542	120,848		(44,415)	(17,846)	2,189,805	2,735,144
Inventories	4,504,903	5,344,077		368,833	173,129				4,873,736	5,517,206
Taxes recoverable	658,968	1,052,933		145,486	219,071				804,454	1,272,004
Other receivables	311,164	504,034		64,006	29,260			(57)	375,170	533,237

	15,643,300	16,839,442		1,277,457	676,948		(44,415)	(17,903)	16,876,342	17,498,487
Non-current
Taxes recoverable	993,884	1,303,987		52	69				993,936	1,304,056
Deferred tax	174,963	2,370,823		1,262,617	825,416				1,437,580	3,196,239
Related parties	5,288,401	4,556,671				(ii)	(4,965,915)	(4,412,038)	322,486	144,633
Other receivables	809,630	906,033		480	32,011				810,110	938,044
Property, plant and equipment	18,633,506	19,545,128		11,910,997	15,134,641	(iii)	(700,344)	(717,806)	29,844,159	33,961,963
Intangible	2,667,359	2,806,734		150,849	80,870				2,818,208	2,887,604

	28,567,743	31,489,376		13,324,995	16,073,007		(5,666,259)	(5,129,844)	36,226,479	42,432,539

Total assets	44,211,043	48,328,818		14,602,452	16,749,955		(5,710,674)	(5,147,747)	53,102,821	59,931,026

Liabilities and shareholders' equity
Current
Trade payables	6,897,563	11,287,141		312,226	429,400		(44,415)	(17,846)	7,165,374	11,698,695
Borrowings	2,093,926	1,968,540							2,093,926	1,968,540
Project finance				856,060	302,266				856,060	302,266
Payroll and related charges	493,137	582,921		14,783	22,138				507,920	605,059
Taxes payable	1,004,078	947,908		43,212	34,965				1,047,290	982,873
Other payables	1,571,135	1,313,201		155,068	49,808				1,726,203	1,363,009

	12,059,839	16,099,711		1,381,349	838,577		(44,415)	(17,846)	13,396,773	16,920,442

Non-current
Loan agreements	20,930,017	25,370,260							20,930,017	25,370,260
Project finance				9,695,197	11,975,167				9,695,197	11,975,167
Accounts payable to related parties				5,004,699	4,372,482	(ii)	(5,004,699)	(4,372,482)
Non-controlling loan in Braskem Idesa			(v)	1,597,726	1,538,784				1,597,726	1,538,784
Provision for losses on subsidiaries	2,882,923	2,054,654				(iv)	(2,882,923)	(2,054,654)
Other payables	2,983,437	3,050,078		105,819	7,065				3,089,256	3,057,143

	26,796,377	30,474,992		16,403,441	17,893,498		(7,887,622)	(6,427,136)	35,312,196	41,941,354

Shareholders' equity
Attributable to the Company's shareholders	5,354,827	1,754,115		(3,182,338)	(1,982,120)		3,182,338	1,982,120	5,354,827	1,754,115
Non-controlling interest
in Braskem Idesa							(960,975)	(684,885)	(960,975)	(684,885)

	5,354,827	1,754,115		(3,182,338)	(1,982,120)		2,221,363	1,297,235	4,393,852	1,069,230

Total liabilities and shareholders' equity	44,211,043	48,328,818		14,602,452	16,749,955		(5,710,674)	(5,147,747)	53,102,821	59,931,026

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from the parent company as part of the contribution from shareholders to the Braskem Idesa project.

(iii)      Adjustment corresponding to the capitalization of the financial charges of the aforementioned loan.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(iii)      Loan owed to the non-controlling shareholder as part of the contribution from shareholders to the project.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Sep/2016	Sep/2015	Sep/2016	Sep/2015	Sep/2016	Sep/2015	Sep/2016	Sep/2015
								Revised
Net sales revenue	35,511,413	34,708,852	816,486	325,752	(107,356)	(83,888)	36,220,543	34,950,716
Cost of products sold	(26,021,833)	(27,102,834)	(559,555)	(334,949)	95,327	59,305	(26,486,061)	(27,378,478)

	9,489,580	7,606,018	256,931	(9,197)	(12,029)	(24,583)	9,734,482	7,572,238

Income (expenses)
Selling and distribution	(968,255)	(790,860)	(83,452)	(25,307)			(1,051,707)	(816,167)
General and administrative	(1,062,858)	(914,476)	(83,538)	(29,659)	31,073	24,583	(1,115,323)	(919,552)
Research and development	(119,847)	(119,875)					(119,847)	(119,875)
Results from equity investments	(671,387)	(530,217)		963	694,564	530,955	23,177	1,701
Other income (expenses), net	(220,356)	(161,389)	(102,636)	(3,363)			(322,992)	(164,752)

	6,446,877	5,089,201	(12,695)	(66,563)	713,608	530,955	7,147,790	5,553,593

Financial results
Financial expenses	(3,032,330)	(2,712,950)	(1,187,292)	(320,743)	129,073	20,718	(4,090,549)	(3,012,975)
Financial income	(271,791)	1,976,458	42,911	82,565	(194,567)	(441,489)	(423,447)	1,617,534

	(3,304,121)	(736,492)	(1,144,381)	(238,178)	(65,494)	(420,771)	(4,513,996)	(1,395,441)

Profit (loss) before income tax
and social contribution	3,142,756	4,352,709	(1,157,076)	(304,741)	648,114	110,184	2,633,794	4,158,152

IR and CSL - current and deferred	(1,077,414)	(1,448,550)	277,441	14,168			(799,973)	(1,434,382)
	(1,077,414)	(1,448,550)	277,441	14,168			(799,973)	(1,434,382)

Profit (loss) for the period	2,065,342	2,904,159	(879,635)	(290,573)	648,114	110,184	1,833,821	2,723,770

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Sep/2016	Sep/2015	Sep/2016	Sep/2015	Sep/2016	Sep/2015	Sep/2016	Sep/2015
								Revised
Profit (loss) before income tax and social contribution	3,142,756	4,352,709	(1,157,076)	(304,741)	648,114	110,184	2,633,794	4,158,152

Adjustments for reconciliation of profit or loss
Depreciation, amortization and depletion	1,803,581	1,573,845	182,220	498	(19,044)		1,966,757	1,574,343
Results from equity investments	671,387	529,254			(694,564)	(530,955)	(23,177)	(1,701)
Interest and monetary and exchange variations, net	907,890	1,968,076	1,245,069	843,637	(85,003)		2,067,956	2,811,713
Other	16,375	11,190	235				16,610	11,190

	6,541,989	8,435,074	270,448	539,394	(150,497)	(420,771)	6,661,940	8,553,697

Changes in operating working capital
Held-for-trading financial investments	(408,348)	14,207					(408,348)	14,207
Trade accounts receivable	663,971	(608,424)	(144,694)	(59,578)	26,569	17,846	545,846	(650,156)
Inventories	810,789	35,014	(108,790)	62,978			701,999	97,992
Taxes recoverable	921,535	250,922	71,688	292,260			993,223	543,182
Other receivables	(25,606)	48,261	(15,492)	(39,989)			(41,098)	8,272
Trade payables	(2,856,197)	(2,414,635)	(117,174)	(263,400)	(26,569)	(17,846)	(2,999,940)	(2,695,881)
Taxes payable	(153,173)	391,025	307,403	26,342			154,230	417,367
Other payables	120,189	(448,976)	234,486	705,536			354,675	256,560

Cash from operations	5,615,149	5,702,468	497,875	1,263,543	(150,497)	(420,771)	5,962,527	6,545,240

Interest paid	(698,452)	(313,647)	(395,426)	(362,313)			(1,093,878)	(675,960)
Income tax and social contribution paid	(847,012)	(89,006)					(847,012)	(89,006)

Net cash generated by operating activities	4,069,685	5,299,815	102,449	901,230	(150,497)	(420,771)	4,021,637	5,780,274

Proceeds from the sale of fixed assets	431	1,245					431	1,245
Acquisitions to property, plant and equipment	(993,667)	(835,869)	(1,159,040)	(2,521,847)	150,497	420,771	(2,002,210)	(2,936,945)
Acquisitions of intangible assets	(20,909)	(12,590)					(20,909)	(12,590)
Held-for-maturity financial investments	33,497	(11)					33,497	(11)

Net cash used in investing activities	(980,648)	(847,225)	(1,159,040)	(2,521,847)	150,497	420,771	(1,989,191)	(2,948,301)

Short-term and long-term debt
Obtained borrowings	2,821,945	4,505,278					2,821,945	4,505,278
Payments of borrowings	(3,755,480)	(4,947,701)					(3,755,480)	(4,947,701)
Project finance
Obtained funds			503,921	1,406,947			503,921	1,406,947
Payments			(370,041)	(410,397)			(370,041)	(410,397)
Related parties
Obtained loans (payment of loans )	(1,184,419)	(460,808)	1,184,419	460,808
Dividends paid	(998,985)	(482,114)					(998,985)	(482,114)
Repurchase of treasury shares		(927)						(927)

Net cash generated (used) in financing activities	(3,116,939)	(1,386,272)	1,318,299	1,457,358			(1,798,640)	71,086

Exchange variation on cash of foreign subsidiaries	489,396	(491,046)	37,243	(58,449)			526,639	(549,495)

Increase (decrease) in cash and cash equivalents	461,494	2,575,272	298,951	(221,708)			760,445	2,353,564

Represented by
Cash and cash equivalents at the beginning for the period	7,305,084	3,659,495	134,639	333,864			7,439,723	3,993,359
Cash and cash equivalents at the end for the period	7,766,578	6,234,767	433,590	112,156			8,200,168	6,346,923

Increase (decrease) in cash and cash equivalents	461,494	2,575,272	298,951	(221,708)			760,445	2,353,564

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

10.              Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2015 annual financial statements, in Note 12.

		Consolidated
		Sep/2016			Dec/2015
			Accumulated			Accumulated
			depreciation/			depreciation/
		Cost	depletion	Net	Cost	depletion	Net

Land		446,365		446,365	479,621		479,621
Buildings and improvements		5,140,784	(1,038,974)	4,101,810	5,435,600	(904,324)	4,531,276
Machinery, equipment and installations		36,343,234	(15,862,719)	20,480,515	37,401,007	(14,513,744)	22,887,263
Projects and stoppage in progress	(i)	4,250,913		4,250,913	5,506,044		5,506,044
Other		1,223,903	(659,347)	564,556	1,212,365	(654,606)	557,759
Total		47,405,199	(17,561,040)	29,844,159	50,034,637	(16,072,674)	33,961,963

(i)    On September 30, 2016, the main amounts included in this account refer to the expenses with the subsidiary Braskem Idesa project (R$1,299,742), the strategic and operation expenses of Braskem America (R$316,946), such as the construction of the new plant UTEC and expenses with planned shutdown maintenance in Brazil which is in preparation or in progress (R$629,786). The balance corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.

Capitalized charges in the nine-month period ended September 30, 2016 were R$333,278 (R$598,457 on September 30, 2015).

There were no significant events or circumstances in the period ended September 30, 2016 that indicate the need for impairment testing on the property, plant and equipment.

11.              Intangible assets

The information on intangible assets was presented in the 2015 annual financial statements of the Company, in Note 13.

	Consolidated
	Sep/2016			Dec/2015
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	344,969	(105,820)	239,149	298,438	(100,782)	197,656
Software and use rights	593,866	(413,117)	180,749	536,786	(336,029)	200,757
Contracts with customers and suppliers	696,255	(356,863)	339,392	795,782	(365,509)	430,273
Total	4,822,812	(2,004,604)	2,818,208	4,818,728	(1,931,124)	2,887,604

There were no significant events or circumstances in the period ended September 30, 2016 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2015, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

12.              Borrowings

The information on borrowings was presented in the 2015 annual financial statements of the Company, in Note 14.

		Consolidated
	Annual financial charges	Sep/2016	Dec/2015
Foreign currency
Bonds	Note 12 (a)	14,172,755	17,004,617
Advances on exchange contracts	US dollar exchange variation + 3.35%	98,754	255,809
Export prepayment	Note 12 (b)	588,865	549,036
BNDES	Note 12 (c)	234,357	409,076
Export credit notes	Note 12 (d)	1,172,666	1,405,227
Working capital	US dollar exchange variation + 1.75% above Libor	1,639,486	1,907,145
Transactions costs		(216,665)	(248,838)
		17,690,218	21,282,072

Current liabilities		891,547	763,071
Non-current liabilities		16,798,671	20,519,001
Total		17,690,218	21,282,072

Local currency
Export credit notes	Note 12 (d)	2,125,906	2,350,965
BNDES	Note 12 (c)	2,596,013	3,001,776
BNB/ FINAME/ FINEP/ FUNDES	6.46%	550,152	642,739
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	1,933	2,177
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50%	50,247	51,939
Other	CDI + 0.04%	22,447	23,714
Transactions costs		(12,973)	(16,582)
		5,333,725	6,056,728

Current liabilities		1,202,379	1,205,469
Non-current liabilities		4,131,346	4,851,259
Total		5,333,725	6,056,728

Foreign currency and local currency
Current liabilities		2,093,926	1,968,540
Non-current liabilities		20,930,017	25,370,260
Total		23,023,943	27,338,800

	Parent company
	Sep/2016	Dec/2015
Foreign currency
Current liabilities	1,052,768	1,361,655
Non-current liabilities	2,563,119	3,355,752
	3,615,887	4,717,407
Local currency
Current liabilities	1,202,379	1,205,469
Non-current liabilities	4,131,347	4,851,260
	5,333,726	6,056,729

Foreign currency and local currency
Current liabilities	2,255,147	2,567,124
Non-current liabilities	6,694,466	8,207,012
Total	8,949,613	10,774,136

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(a)               Bonds

		Issue amount		Interest	Consolidated
Issue date		US$	Maturity	(% per year)	Sep/2016	Dec/2015
September - 2006		275,000	January - 2017	8.00	183,952	225,637
June - 2008		500,000	June - 2018	7.25	439,840	539,327
May - 2010		400,000	May - 2020	7.00	159,073	188,088
May - 2010		350,000	May - 2020	7.00	1,167,762	1,380,764
October - 2010		450,000	no maturity date	7.38	1,486,526	1,757,160
April - 2011		750,000	April - 2021	5.75	2,490,484	2,953,803
July - 2011		500,000	July - 2041	7.13	1,644,944	2,013,453
February - 2012		250,000	April - 2021	5.75	832,938	987,894
February - 2012		250,000	no maturity date	7.38	825,848	976,200
May - 2012		500,000	May - 2022	5.38	1,658,966	1,969,307
July - 2012		250,000	July - 2041	7.13	822,472	1,006,727
February - 2014	(i)	500,000	February - 2024	6.45	1,639,967	2,004,171
May - 2014	(ii)	250,000	February - 2024	6.45	819,983	1,002,086
Total		5,225,000			14,172,755	17,004,617

(i)    Effective interest rate including transaction costs is 7.78% p.a.;

(ii)   Effective interest rate including transaction costs is 7.31% p.a.

(b)               Export prepayments

	Initial amount
	of the transaction			Consolidated
Issue date	US$	Maturity	Charges (% per year)	Sep/2016	Dec/2015
January - 2013	200,000	November - 2022	US dollar exchange variation + semiannual Libor + 1.10%	426,004	549,036
May - 2016	50,000	May - 2017	US dollar exchange variation + semiannual Libor + 3.35%	162,861
Total	250,000			588,865	549,036

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(c)               BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Sep/2016	Dec/2015

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.94	266	3,204
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.89	-	2,426
Green PE	2009	July - 2017	US dollar exchange variation + 6.72	12,841	29,352
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.72	12,111	47,353
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.72	87,397	128,806
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.56 to 6.59	87,419	149,495
Butadiene	2011	January - 2021	US dollar exchange variation + 6.59	34,323	48,440
				234,357	409,076

Local currency
Other	2006	September - 2016	TJLP + 2.80	-	13,501
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30	-	5,372
Green PE	2008/2009	June - 2017	TJLP + 0.00 to 4.78	60,226	119,201
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	26,430	85,004
Limit of credit II	2009	January - 2021	4.00 to 4.50	81,156	96,698
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	193,320	235,641
New plant PVC Alagoas	2010	December - 2019	5.50	21,716	26,732
Limit of credit III	2011	December - 2021	TJLP + 0.00 to 3.58	933,338	1,154,552
Limit of credit III	2011	December - 2021	SELIC + 2.32 to 2.78	266,280	284,263
Limit of credit III	2011	December - 2021	3.50 to 7.00	201,584	230,198
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	82,808	96,407
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	201,587	215,372
Finem	2014	March - 2021	SELIC + 2.78	163,743	160,603
Finem	2014	March - 2021	6.00	5,996	6,664
Limit of credit IV	2015	January - 2022	TJLP + 0.00 a 2.62	177,486	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	180,343	131,544
				2,596,013	3,001,776

Total				2,830,370	3,410,852

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(d)               Export credit notes (“NCE”)

		Initial amount					Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)		Sep/2016	Dec/2015

Foreign currency		US$
November - 2006	###	167	May - 2018	Us dollar exchange variation + 8.10		261,350	308,069
April - 2007	###	102	March - 2018	Us dollar exchange variation + 7.87		168,520	198,782
May - 2007	###	146	May - 2019	Us dollar exchange variation + 7.85		249,942	294,840
January - 2008	###	266	February - 2020	Us dollar exchange variation + 7.30		492,854	603,536
		681				1,172,666	1,405,227

Local currency
April - 2010	###		October - 2021	105% of CDI		38,009	36,653
June - 2010	###		October - 2021	105% of CDI		152,035	146,611
February - 2011	###		October - 2021	105% of CDI		152,035	146,611
April - 2011	###		April - 2019	112,5% of CDI	(i)	464,579	464,039
June - 2011	###		October - 2021	105% of CDI	0	60,814	58,644
August - 2011	###		August - 2019	112,5% of CDI	(i)	405,465	405,478
June - 2012	###		October - 2021	105% of CDI		76,018	73,305
September - 2012	###		October - 2021	105% of CDI		228,053	219,917
October - 2012	###		October - 2021	105% of CDI		64,615	62,310
February - 2013	###		September - 2017	8.00		101,139	101,118
February - 2013	###		February - 2016	8.00			101,248
February - 2013	###		September - 2017	8.00		50,451	50,440
February - 2013	###		February - 2016	8.00			101,118
March - 2013	###		March - 2016	8.00			50,253
June - 2014	###		June - 2017	7.50		50,000	50,010
June - 2014	###		June - 2017	8.00		17,500	17,504
June - 2014	###		June - 2017	8.00		10,000	10,002
September - 2014	###		August - 2020	108% of CDI		101,197	104,642
November - 2014	###		November - 2017	8.00	(ii)	153,996	151,062
						2,125,906	2,350,965

Total						3,298,572	3,756,192

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.3.1 (b.i)).

(ii)       The Company enters into swap transactions for this contract (from fixed rate to 67.10% to 68.15% of CDI) (Note 14.3.1 (b.ii)).

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(e)               Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

	Consolidated
	Sep/2016	Dec/2015
2017	552,128	1,737,331
2018	2,360,146	2,633,143
2019	3,069,749	3,320,800
2020	2,422,550	2,757,234
2021	3,646,019	4,257,177
2022	1,730,281	2,071,030
2023	7,784	7,540
2024	2,451,019	2,944,726
2025 and thereafter	4,690,341	5,641,279
Total	20,930,017	25,370,260

(f)                Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	Sep/2016	guaranteed	Guarantees

BNB	December - 2022	138,889	138,889	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	224,975	224,975	Bank surety
BNDES	December - 2022	2,830,370	2,830,370	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	119,804	119,804	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	66,484	66,484	Bank surety
FINAME	February - 2022	1,933	1,933	Pledge of equipment
Total		3,382,455	3,382,455

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

13.              Project finance

The information regarding the borrowings of Braskem Idesa was presented in the 2015 annual financial statements in Note 15.

					Consolidated
Identification	US$	Maturity	Charges (% per year)		Sep/2016	Dec/2015
Project finance I	700,000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25		2,285,388	2,720,874
Project finance II	189,996	February - 2027	Us dollar exchange variation + 6.17		675,024	740,902
Project finance III	600,000	February - 2029	Us dollar exchange variation + 4.33		1,936,708	2,334,133
Project finance IV	680,004	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88		2,137,505	2,645,645
Project finance V	400,000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65		1,293,145	1,557,360
Project finance VI	89,994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73		290,232	349,464
Project finance VII	533,095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64		1,723,146	2,075,524
Transactions costs					(115,345)	(173,240)
Total	3,193,089				10,225,803	12,250,662

VAT borrowings		November - 2029	2.00% above TIIE (*)	(i)	23,498	26,771
Borrowings for working capital		August - 2017	Us dollar exchange variation + quarterly Libor + 4.85	(ii)	301,955
					325,453	26,771

					10,551,256	12,277,433

Current liabilities					856,060	302,266
Non-current liabilities					9,695,196	11,975,167
Total					10,551,256	12,277,433

(*) TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

(i)    Financing in Mexican peso and paid exclusively with IVA refund.

(ii)   Financing obtained in September 2016.

The long-term financing maturity, by year, is as follows:

	Consolidated
	Sep/2016	Dec/2015
2017	172,110	687,211
2018	710,852	840,247
2019	738,095	872,994
2020	865,796	1,025,621
2021	989,002	1,172,569
2022	823,950	977,593
2023	1,090,719	1,294,219
2024	1,179,947	1,400,843
2025	1,179,394	1,398,554
2026	1,038,349	1,210,426
2027 and thereafter	906,982	1,094,890
Total	9,695,196	11,975,167

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

14.              Financial instruments

The information related to financial instruments was presented in the 2015 financial statements of the Company, in Note 16.

14.1.        Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange;

Level 2 – fair value obtained from financial models using directly observable market data, such  as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.

To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debt Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

14.2.        Non-derivative financial instruments – consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Sep/2016	Dec/2015	Sep/2016	Dec/2015

Cash and cash equivalents	3
Cash and banks				1,970,131	873,966	1,970,131	873,966
Financial investments in Brazil		Held-for-trading	Level 2		605,770		605,770
Financial investments in Brazil		Loans and receivables		5,037,433	1,823,225	5,037,433	1,823,225
Financial investments abroad		Held-for-trading	Level 2	1,192,604	4,136,762	1,192,604	4,136,762
				8,200,168	7,439,723	8,200,168	7,439,723

Financial investments	4
Time deposit investments		Held-for-trading	Level 2	432,308		432,308	-
Other		Held-for-trading	Level 2	701	1,172	701	1,172
Quotas of receivables investment fund		Held-to-maturity			46,193		46,193
				433,009	47,365	433,009	47,365

Trade accounts receivable	5			2,208,689	2,754,966	2,208,689	2,754,966

Related parties credits	7	Loans and receivables		322,486	155,140	322,486	155,140

Trade payables				7,340,232	11,755,843	7,340,232	11,755,843

Borrowings	12
Foreign currency - Bonds			Level 1	14,172,755	17,004,617	14,899,781	14,434,854
Foreign currency - other borrowings				3,734,128	4,526,293	3,734,128	4,526,293
Local currency				5,346,698	6,073,310	5,346,698	6,073,310
				23,253,581	27,604,220	23,980,607	25,034,457

Project finance	13			10,666,601	12,450,673	10,666,601	12,450,673

Non-controlling loan in Braskem Idesa				1,597,726	1,538,784	1,597,726	1,538,784

Other payables (BNDESPAR)				172,665	273,294	172,665	273,294

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

14.3.        Derivative financial instruments designated and not designated for hedge accounting

14.3.1  Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	Dec/2015	fair value	settlement	Sep/2016

Non-hedge accounting
transactions
Exchange swap		Level 2	Argentine peso	Dollar		(38,990)	4,154	34,836
Interest rate swaps		Level 2	Fixed rate	CDI		8,351	(2,293)	(5,323)	735
Dollar put option	14.3.1 (a.i)	Level 2	Real	Dollar			(222)	(4,856)	(5,078)
						(30,639)	1,639	24,657	(4,343)

Hedge accounting
transactions
Exchange swap	14.3.1 (b.i)	Level 2	CDI	Dollar+Interests	550,727	1,172,125	(323,322)	12,471	861,274
Interest rate swaps	14.3.1 (b.ii)	Level 2	Libor	Fixed price	450,580	35,073	125,759	(42,310)	118,522
					1,001,307	1,207,198	(197,563)	(29,839)	979,796

Derivatives operations
Current assets						(53,662)			(17,053)
Non-current assets						(12,280)
Current liabilities						57,760			20,464
Non-current liabilities						1,184,741			972,042
						1,176,559			975,453

(a)               Operations not designated for hedge accounting

(a.i)     US dollar put option

            On September, 2016, Braskem contracted derivative financial instruments to limit the equivalent amount in US dollar of its cash disbursements denominated in Brazilian reais. This hedge is in line with Company's risk management strategy.

Identification		Hedge	Maturity	Fair value, net
	Nominal value	(exchange rate R$ / US$)		Sep/2016
US dollar put option	451,667	3.0000 to 3.1000	jan to sep - 2017	(5,078)
Total	451,667			(5,078)

Derivatives operations
Current assets				(5,078)
Total				(5,078)

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(b)       Operations designated for hedge accounting

(b.i)     Swaps related to export credit notes (NCE)

Identification		Hedge	Maturity		Fair value, net
	Nominal value	Financial charges per year		Sep/2016	Dec/2015
Swap NCE I	200,000	Exchange variation + 6.15%	August - 2019	224,846	301,325
Swap NCE II	100,000	Exchange variation + 6.15%	August - 2019	109,373	147,021
Swap NCE III	100,000	Exchange variation + 6.15%	August - 2019	107,258	144,496
Swap NCE IV	100,000	Exchange variation + 5.50%	April - 2019	90,160	124,071
Swap NCE V	100,000	Exchange variation + 5.50%	April - 2019	90,072	123,966
Swap NCE VI	150,000	Exchange variation + 7.90%	April - 2019	145,755	203,675
Swap NCE VII	100,000	Exchange variation + 4.93%	April - 2019	93,810	127,571
Total	850,000			861,274	1,172,125

Derivatives operations
Current assets				(11,975)	(12,616)
Non-Current liabilities				873,249	1,184,741
Total				861,274	1,172,125

(b.ii)    Hedge operation by Braskem Idesa related to project finance

Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value, net
	US$	interest rate per year		Sep/2016	Dec/2015
Swap Libor I to VI	1,312,892	1.9825%	May - 2025	118,522	7,997
Total	1,312,892			118,522	7,997

Derivatives operations
Non-current assets					(12,280)
Current liabilities				19,729	47,353
Non-current liabilities				98,793
Total				118,522	35,073

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

14.4.        Non-derivative liabilities designated for export hedge accounting

(a.i)     Future exports in U.S. dollars

On September 30, 2016, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2016	210,909
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854
6,128,694

The following table shows the financial instruments movement in the period designated for this hedge:

				US$
		Exports in	Hedge
	Dec/2015	the period	descontinued	Sep/2016

Designated balance	6,757,231	(628,538)	(620,321)	5,508,373

On September 30, 2016, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2016	403,076
2017	718,736
2018	1,145,149
2019	444,236
2020	570,782
2021	1,017,703
2022	519,837
2024	688,854
5,508,373

Considering the strong cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, among which liabilities designated for this hedge. As a result of the decision, the amount of US$620,321 was discontinued prospectively. Exchange variation on the discontinued amount, of R$761,733, which is recorded under Shareholders' Equity as “Other comprehensive income” will be taken to net financial income (expenses) as of October 2016, as the hedged exports are realized.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued fourth quarter 2016	210,909	2.0017	3.2476	262,772
Hedge descontinued first quarter 2017	201,277	2.0017	3.2400	249,241
Hedge descontinued second quarter 2017	208,135	2.0017	3.2015	249,720
				761,733

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for that hedge for the nine-month period ended September 30, 2016:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	206,951	2.0017	4.0399	421,808
Second quarter	210,752	2.0017	3.6408	345,444
Third quarter	210,835	2.0017	3.2723	267,887
				1,035,139

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2015	(12,859,687)	4,372,294	(8,487,393)

Exchange variation recorded in the period on OCI / IR and CSL	4,207,644	(1,430,599)	2,777,045

Exchange variation transferred to profit or loss / IR and CSL	1,035,139	(351,947)	683,192

At September 30, 2016	(7,616,904)	2,589,748	(5,027,156)

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(a.ii)    Liabilities related to the Project Finance of future sales in U.S. dollar

On September 30, 2016, the designated sales and not yet realized are shown below:

Total nominal value
US$

2016	26,331
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,151,646

            The following table shows the financial instruments designated changes to this hedge in the period:

				US$
		Sales in	Hedge
	Dec/2015	the period	descontinued	Sep/2016

Designated balance	3,193,089	(41,443)	(12,187)	3,139,459

On September 30, 2016, the maturities of financial liabilities designated were distributed as follows:

Total nominal value
US$

2016	26,286
2017	182,927
2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
3,139,459

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

In May 2016, Braskem Idesa prepaid US$12.230 of the Project Finance debt that was designated as this hedge instrument. As a result of the decision, this amount was discontinued prospectively.

The following table provides the balance of exchange variation of the discontinued amount net of realization already occurred, on September 30, 2016, which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	12,187	13.4541	17.9915	55,297	9,609
				55,297	9,609

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the nine-month period ended September 30, 2016:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Second quarter	16,359	13.6636	18.1409	73,244	14,297
Third quarter	25,084	13.6650	18.4981	121,235	21,067
				194,479	35,364

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2015	(2,246,820)	674,046	(1,572,774)

Exchange variation recorded in the period on OCI / IR	(1,400,255)	420,830	(979,425)

Exchange variation transferred to profit or loss / IR	35,364	(10,628)	24,736

At September 30, 2016	(3,611,711)	1,084,248	(2,527,463)

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

14.5.        Credit quality of financial assets

(a)               Trade accounts receivable

On September 30, 2016, the credit ratings for the domestic market were as follows:

				(%)
			Sep/2016	Dec/2015
1	Minimum risk		9.14	7.67
2	Low risk		41.97	42.84
3	Moderate risk		32.89	33.07
4	High risk		12.84	13.74
5	Very high risk	(i)	3.16	2.69

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic	Export
	Market	Market
September 30, 2016	0.23%	0.10%
December 31, 2015	0.39%	0.70%
September 30, 2015	0.30%	0.86%

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

		Sep/2016	Dec/2015
Financial assets with risk assessment
AAA		5,143,728	5,982,393
AA+		181,823
AA		5,202	27,753
AA-		622,496	163,188
A+		2,092,104	1,076,803
A		130,234	69,576
A-		318,373	120,219
BBB+		135,016
		8,628,976	7,439,932
Financial assets without risk assessment	(i)
Quotas of investment funds in credit rights			46,193
Other financial assets with no risk assessment		4,201	963
		4,201	47,156

Total		8,633,177	7,487,088

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

14.6.        Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On September 30, 2016, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from September 30, 2016, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$33,289 for the NCE exchange rate swap (Note 14.3.1(b.i)) and at US$12,523 for the swap of Libor related to Braskem Idesa’s project (Note 14.3.1 (b.ii.i)).

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(c)               Selection of scenarios

(c.1)     Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of September 30, 2016. According to the Market Readout, at the end of 2016, the U.S. dollar will appreciate by 1.04% against the Brazilian real, compared to the closing PTAX rate at September 30, 2016, while the Selic rate will be 13.75% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 7.5%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(c.2)     Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

			Gain (loss)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(145,446)	(3,492,219)	(6,984,439)
BNDES	(2,440)	(58,589)	(117,178)
Working capital / structured operations	(29,281)	(703,038)	(1,406,076)
Export prepayments	(5,998)	(144,019)	(288,039)
Project finance	(109,617)	(2,631,939)	(5,263,879)
Advance on exchange contracts - ACC	(1,028)	(24,689)	(49,377)
Swaps	(18,180)	(436,512)	(854,844)
Dollar put option	(813)	(5,036)	(5,080)
Financial investments abroad	37,720	905,681	1,811,362

Brazilian real/Mexican Peso exchange rate
Working capital / structured operations	11	(5,875)	(11,749)

Selic interest rate
BNDES	12,277	(93,412)	(197,881)

Libor floating interest rate
Working capital / structured operations	(2,021)	(10,104)	(20,208)
Export prepayments	(1,608)	(8,040)	(16,079)
Swaps	2,457	12,208	24,234

CDI interest rate
NCE	12,606	(93,342)	(193,024)
NCA	20,906	(160,914)	(344,398)
Swaps and NCE	113	(113)	(226)
Financial investments in local currency	(5,310)	37,350	73,877

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	8.0%	8.5%	9.0%

TJLP interest rate
BNDES	(42,234)	(85,332)	(129,307)
Other government agents	(50)	(100)	(152)

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

15.              Taxes payable

The information related to taxes payable was presented in the Company’s 2015 annual financial statements, in Note 17.

	Consolidated		Parent company
	Sep/2016	Dec/2015	Sep/2016	Dec/2015
Parent Company and subsidiaries in Brazil		Revised		Revised
IPI	75,991	61,784	71,269	48,579
IR and CSL	467,814	414,176	315,936	269,538
ICMS	212,174	149,811	198,926	110,669
Other	165,946	88,198	138,372	56,557

Other countries
IR	43,591	238,645
Value-added tax	111,541	56,975
Total	1,077,057	1,009,589	724,503	485,343

Current liabilities	1,047,290	982,873	694,865	459,518
Non-current liabilities	29,767	26,716	29,638	25,825
Total	1,077,057	1,009,589	724,503	485,343

16.              Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2015 annual financial statements, in Note 19.

(a)               Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Sep/2016	Sep/2015	Sep/2016	Sep/2015
		Revised		Revised
Income before IR and CSL	2,633,794	4,158,152	2,378,257	4,076,923

IR and CSL at the rate of 34%	(895,491)	(1,413,772)	(808,607)	(1,386,154)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	7,880	578	482,777	211,226
IR and CSL on prior years	15,073	(5,645)	10,286	(5,645)
Tax benefits (Sudene and PAT)	5,302		5,302
Other permanent adjustments	67,263	(15,543)	(2,673)	7,809

Effect of IR and CSL on results of operations	(799,973)	(1,434,382)	(312,915)	(1,172,764)

Breakdown of IR and CSL:

Current IR and CSL	(773,062)	(313,667)	(88,360)	(56,634)
Deferred IR and CSL	(26,911)	(1,120,715)	(224,555)	(1,116,130)
Total	(799,973)	(1,434,382)	(312,915)	(1,172,764)

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

	Consolidated		Parent company
Assets	Sep/2016	Dec/2015	Sep/2016	Dec/2015
		Revised		Revised
Tax losses (IR) and negative base (CSL)	2,270,702	2,114,530	205,346	258,017
Goodwill amortized	4,972	6,017	4,972	6,017
Exchange variations	928,906	2,925,895	921,018	2,917,699
Temporary adjustments	116,543	50,628	781,956	823,786
Business combination	190,778	189,403	89,769	89,769
Deferred charges - write-off		20,848		20,848
	3,511,901	5,307,321	2,003,061	4,116,136

Liabilities
Amortization of goodwill based on future profitability	760,458	735,019	671,631	646,193
Tax depreciation	854,495	815,243	781,200	746,432
Temporary differences	438,349	521,031	11,246	11,703
Business combination	203,980	217,182	75,317	79,154
Additional indexation PP&E	100,208	110,731	100,208	110,731
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	270,207	289,528	270,207	289,528
Other	109,472	153,589	60,711	83,309
	2,737,169	2,842,323	1,970,520	1,967,050

Net	774,732	2,464,998	32,541	2,149,086

Presentation in the Balance Sheet:
Assets	1,437,580	3,196,239	32,541	2,149,086
(-) Liabilities	662,848	731,241	-	-

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(c)               Net balance of deferred income and social contribution tax assets and liabilities (consolidated)

		Sep/2016
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem	Brazil	2,003,061	(1,970,520)	32,541
Braskem Argentina	Argentina	9,646		9,646
Braskem Alemanha	Germany	23,671		23,671
Braskem Idesa	Mexico	1,311,372	(48,755)	1,262,617
Braskem México Serviços	Mexico	1,546		1,546
Braskem Chile	Chile	123		123
Quantiq	Brazil	8,071	(1,643)	6,428
Braskem Petroquímica - business combination effects	Brazil	101,008		101,008
		3,458,498	(2,020,918)	1,437,580

Liabilities
Braskem America	USA		(427,103)	(427,103)
Braskem Petroquímica	Brazil	53,403	(160,486)	(107,083)
Braskem Petroquímica - business combination effects	Brazil		(128,662)	(128,662)
		53,403	(716,251)	(662,848)

Total		3,511,901	(2,737,169)	774,732

		Dec/2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance
				Revised
Assets
Braskem	Brazil	4,116,136	(1,967,050)	2,149,086
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Brasil	2,894		2,894
Quantiq	Brasil	7,811	(1,623)	6,188
Braskem Petroquímica - business combination effects	Brazil	99,634		99,634
		5,230,218	(2,033,979)	3,196,239

Liabilities
Braskem America	USA		(509,328)	(509,328)
Braskem Petroquímica	Brazil	76,978	(160,812)	(83,834)
Braskem Petroquímica - business combination effects	Brazil		(138,029)	(138,029)
Braskem Chile	Chile	125	(175)	(50)
		77,103	(808,344)	(731,241)

Total		5,307,321	(2,842,323)	2,464,998

(d)               Realization of deferred income tax and social contribution

In the nine-month period ended September 30, 2016, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

17.              Advances from customers

On September 16, 2016, the subsidiary Braskem Holanda received advances amounting to R$324,620 (US$100,000) linked to an agreement for the supply of basic petrochemical products, which provides for deliveries from January 2017 to December 2018.

18.              Sundry provisions

The information on sundry provisions was presented in the 2015 annual financial statements of the Company, in Note 20.

	Consolidated		Parent company
	Sep/2016	Dec/2015	Sep/2016	Dec/2015
Provision for customers rebates	52,353	46,929	38,846	22,606
Provision for recovery of environmental damages	89,288	127,227	78,244	112,887
Judicial and administrative provisions	668,482	554,479	611,019	501,292
Other	55,001	19,279	40,432	1,754
Total	865,124	747,914	768,541	638,539

Current liabilities	71,665	93,942	55,736	67,190
Non-current liabilities	793,459	653,972	712,805	571,349
Total	865,124	747,914	768,541	638,539

The composition of provisions for judicial and administrative suits is as follows:

		Consolidated		Parent company
		Sep/2016	Dec/2015	Sep/2016	Dec/2015
Labor claims		214,421	158,711	203,883	148,884

Tax claims
Normal operations
IR and CSL		11,657	8,029	11,472	8,029
PIS and COFINS	(i)	53,087	4,495	52,909	4,495
ICMS		38,485	22,601	38,485	22,601
Other tax claims		23,741	38,337	21,699	38,317
		126,970	73,462	124,565	73,442

Business Combination
IR and CSL		44,268	40,223
PIS and COFINS		49,448	44,771	49,448	44,771
ICMS - interstate purchases		215,983	195,320	215,983	195,320
ICMS - other		15,864	14,364	15,864	14,364
		325,563	294,678	281,295	254,455

Societary claims and other		1,528	27,628	1,276	24,511

		668,482	554,479	611,019	501,292

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(i)        PIS and COFINS

The Federal Revenue Service inspected the Company and its subsidiary Braskem Petroquímica between 2006 and 2011 and disallowed a part of the non-cumulative PIS and COFINS credits appropriated, due to: (i) differences between the amounts reported in the Statement of Calculation of Social Contributions (“DACON”) and those in the electronic files of tax invoices; (ii) amounts not recorded in the interim balance sheets, acquisitions not taxed for contributions, recording of a credit on a portion of IPI, failure to submit tax documents; and (iii) nonpayment of amounts stated as due in DACONs/Statements of Federal Tax Debits and Credits (“DCTF”).

The related contingencies were initially diagnosed with chances of possible success. However, this estimate was altered due to the weaknesses identified, validated both internally by the Company and by external lawyers and confirmed by external audit, so there is no justification for the differences mentioned by the federal tax authorities.

For this reason, the Company recorded a provision of R$47,914, considering that a favorable outcome is now deemed remote after exhaustion of analyses for defense.

19.              Contingencies

The description of the main contingent liabilities of the Company was presented in the 2015 annual financial statements, in Note 23.

(a)               Reports of irregularities

Braskem and its subsidiaries are subject to a number of anti-corruption laws in the countries where they operate, including Federal Law 12,846/2013, or the Brazilian Anticorruption Law, which came into force on January 28, 2014, and the U.S. Foreign Corrupt Practices Act (FCPA).

In March 2015, in connection with the so-called Operation Car Wash, certain allegations made by defendants in judicial proceedings were made public, according to which Braskem was allegedly involved in illegal payments related to feedstock supply agreements entered into with Petrobras.

In light of said facts, the Company immediately approved the engagement of law firms with extensive and proven experience in similar cases in the United States and Brazil (“Expert Firms”) to conduct an independent internal investigation into the allegations cited above ("Investigation"), under the supervision of the U.S. Department of Justice (DoJ) and of the U.S. Securities and Exchange Commission (SEC).

Since then, the Company has been fully cooperating with the authorities, including in relation to the formal requests made by the SEC (subpoena) in February and July 2016, and by Brazil’s Office of the Federal Controller General (CGU), also in July of this year.

As the process advanced, the Company became aware of new reports of irregularities, which are being investigated by the Expert Firms, in cooperation with the applicable authorities. In parallel, the Company decided to open negotiations with the DoJ, SEC and authorities in Brazil, through which it hopes to reach an agreement to resolve such allegations and reports of irregularities.

During the Investigation, the Expert Firms identified payments for services to third parties without corresponding evidence of the service being rendered.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

With the exception of the amount cited in Note 19(b), the Company cannot measure at this time the extent of the financial and non-financial impacts potentially arising from the confirmation of the allegations and reports of irregularities, any parallel investigations or the execution of an agreement with the competent authorities, or the resources that would be required to remedy such occurrences. The Company also cannot predict or measure the impacts from any measures that the competent authorities in Brazil and abroad may take, which could include the payment of fines and damages to third parties, the filing of lawsuits against the Company or the appointment of an independent monitor to supervise the Company’s compliance with the agreement.

Confirmation of the aforementioned allegations and reports of irregularities, any parallel investigations or any agreements entered into with competent authorities in Brazil or abroad may have a material adverse effect on the business, reputation, financial situation and operational result of the Company, as well as on the liquidity and price of its securities. Furthermore, the negative publicity stemming from all these facts could have a material adverse impact on the Company’s businesses, including reducing the demand for its products and other effects that currently cannot be estimated or measured.

Also in connection with Operation Car Wash, the Company cannot predict the impacts on the Company of the investigations or any decision or action by authorities involving the majority shareholders of Braskem, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

If any fines and/or other sanctions are imposed by the competent authorities and others involved, at this time, neither Management nor its legal counsel and Expert Firms have sufficient information to reliably estimate the potential losses to be recorded and, therefore, based on current accounting practices, no provision was recorded in this Quarterly Information in addition to the amounts of the fiscal contingency mentioned in Note 19(b).

Based on the current stage of the investigation, on information available and on the statements made by the attorneys, no other items were identified that could require material adjustments to the financial statements, unless as a result of any agreement with the competent authorities.

The Management of the Company will continue to adopt the necessary measures to clarify the facts, in cooperation with Brazilian and foreign authorities, and will maintain the market informed of any developments regarding this matter.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(b)               Tax adjustments

Although the payments identified in Note 19(a) are still under investigation, the Company recognized errors in the determination of taxes from prior periods and recorded a fiscal contingency of R$284,641, of which R$166,568 corresponded to taxes not paid in the last 5 years, R$87,805 corresponded to fines and adjustments for inflation (variation in the SELIC rate) and R$30,268 corresponded to a reduction in deferred Income and Social Contribution taxes on tax losses and social contribution tax loss carryforwards.

This contingency is presented as follows: (i) R$235,622 corresponding to taxes payable and deferred taxes, interest on arrears and restatement at the SELIC rate from October 2011 to December 2014, in the opening balance of the line “Retained earnings” of the Statement of Changes in Shareholders' Equity for the period from January 1, 2015 to September 30, 2015; (ii) R$6,129 and R$16,603 corresponding to the restatement at the SELIC rate of taxes payable in the three- and nine-month periods to September 2015, respectively, under the line “Financial expenses” of the Statement of operations; (iii) R$4,352 and R$16,160 corresponding to the restatement at the SELIC rate of taxes payable in the three- and nine-month periods to September 2016, respectively, under the line “Financial expenses” of the Statement of operations. The Balance sheet as of December 31, 2015 includes: (i) reduction of deferred Income and Social Contribution taxes on tax losses and social contribution tax loss carryforwards, in the amount of R$10,253; and (ii) restatement of taxes payable at the SELIC rate, through said date, in the amount of R$22,606. The statements of Cash Flows and Value Added reflect all of these impacts.

These tax adjustments should not be used as the basis for determining the amount of any agreement with authorities, which would be based on specific criteria.

(c)              Class actions

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging the Company has made misrepresentations and/or failed to disclose through certain SEC filings the existence of unlawful payments. The Company has engaged an expert U.S. law firm to represent it and filed motion to dismiss on July 6, 2016 which, after response from the plaintiffs, is currently waiting for the judge´s decision.

The Company cannot foresee the outcome of this process. The Company may be cited as defendant in other legal actions. Furthermore, the Company may be required, observing the legal and regulatory limits, to indemnify directors, officers and employees that are defendants in actions of this nature.  Said action has required significant time and dedication of the Management of the Company. The Company may also incur financial obligations that may have a material adverse impact on its business, reputation, financial condition and the results of its operations, as well as liquidity and price of its securities.

(d)               Labor

(d.1)     The labor action disclosed in Note 23 (a.i) of the 2015 financial statements ended after the payment made under a settlement between the parties.

(d.2)     In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, (“SINDIPOLO”) in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts (“Breaks”)and the inclusion of overtime in the calculation of the weekly remunerated rest (“WRR”), in the restated amount of R$377,560, the following developments occurred in the period: (i) Breaks: the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, which rejected the appeal and handed down a final and unappealable decision in favor of Braskem. The amount of this suit is R$332,640; and (ii) WRR: judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court ("TRT"), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial. However, as the TRT did not judge on the merits, Braskem appealed once again to the TST. After examining the appeal, the TST handed down a new decision granting the claim. Braskem will enter into motion for clarification and special appeal at the Supreme Court (“STF”). Before the last recent decision of TST, Braskem reclassified a part of the suit to remote and recorded a provision of R$24,133, based on the presentation of a provisional implementation by the SINDIPOLO in September 2016. The amount of this suit is R$44,920.

No judicial deposit or other form of security was made for these suits.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

20.              Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2015 annual financial statements, in Note 24.

(a)               Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,761,739	21.96%			288,188,691	36.15%
ADR	(i)			38,460,424	11.15%			38,460,424	4.82%
Other		12,907,077	2.86%	150,371,203	43.58%	578,330	100.00%	163,856,610	20.55%
Total		451,668,652	100.00%	343,775,864	99.64%	578,330	100.00%	796,022,846	99.85%
Shares owned by subsidiary Braskem Petroquímica	(ii)			1,234,758	0.36%			1,234,758	0.15%
Total		451,668,652	100.00%	345,010,622	100.00%	578,330	100.00%	797,257,604	100.00%

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)                 These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)               Dividends

On April 6, 2016, the Annual Shareholders Meeting approved dividends in the amount of R$1,000,000, which started to be paid on April 15, 2016, of which R$567,620 was paid to the holders of common shares and R$432,020 and R$360 was paid to the holders of class “A" and class “B" preferred shares, respectively. This payment fully settles the dividend for the class "B" preferred shares, which was calculated in accordance with the Bylaws.

On September 27, 2016, the Board of Directors’ Meeting approved the payment of interim dividends for fiscal year 2015, in the amount of R$1,000,000, which will be paid as of October 11, 2016. The Company paid R$567,819 to common shareholders and R$432,181 to class A preferred shareholders.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

(c)                Other comprehensive income - shareholders' equity

	Consolidated
					Defined			Foreign
	Additional		Deemed		benefit	Foreign		currency	Loss	Total
	indexation of		cost of		plan actuarial	sales	Cash flow	translation	on interest	Braskem	Non-controlling
	PP&E		PP&E		Gain (loss)	hedge	hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)		(i)		(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2014	244,831		18,275		(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)	(115,385)	(3,039,442)

Additional indexation
Realization by depreciation or write-off assets	(26,344)		-		-	-	-	-	-	(26,344)	-	(26,344)
Income tax and social contribution	5,915		-		-	-	-	-	-	5,915	-	5,915
	-	#	-	0	-	-	-	-	-	-	-	-
Deemed cost of jointly-controlled investment	-		-		-	-	-	-	-	-	-	-
Realization by depreciation or write-off assets	-		(1,096)		-	-	-	-	-	(1,096)	-	(1,096)
Income tax and social contribution	-		372		-	-	-	-	-	372	-	372
	-		-		-	-	-	-	-	-	-	-
Foreign sales hedge	-		-		-	-	-	-	-	-	-	-
Exchange rate	-		-		-	(10,279,479)	-	-	-	(10,279,479)	(460,744)	(10,740,223)
Income tax and social contribution	-		-		-	3,439,734	-	-	-	3,439,734	138,223	3,577,957
	-		-		-	-	-	-	-	-	-	-
Fair value of Cash flow hedge	-		-		-	-	-	-	-	-	-	-
Change in fair value	-		-		-	-	(633,706)	-	-	(633,706)	(15,904)	(649,610)
Transfer to profit or loss	-		-		-	-	(61,212)	-	-	(61,212)	(26,273)	(87,485)
Income tax and social contribution	-		-		-	-	231,211	-	-	231,211	12,653	243,864
	-		-		-	-	-	-	-	-	-	-
Losses in controlling interests	-		-		-	-	-	-	(129)	(129)	-	(129)
	-		-		-	-	-	-	-	-	-	-
Fair value of cash flow hedge from jointly-controlled	-		-		-	-	8,162	-	-	8,162	-	8,162
	-		-		-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-		-		-	-	-	934,483	-	934,483	(6,549)	927,934
			-		-		-	-	-	-	-
On September 30, 2015	224,402		17,551		(11,647)	(10,103,477)	(745,212)	1,321,770	(9,533)	(9,306,146)	(473,979)	(9,780,125)

On December 31, 2015	217,595		17,309		(12,496)	(9,666,973)	(728,296)	1,097,009	(9,404)	(9,085,256)	(476,708)	(9,561,964)

Additional indexation												-
Realization by depreciation or write-off assets	(30,951)									(30,951)		(30,951)
Income tax and social contribution	10,524									10,524		10,524

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets			(1,096)							(1,096)		(1,096)
Income tax and social contribution			372							372		372

Foreign sales hedge
Exchange rate						3,157,453				3,157,453	(350,064)	2,807,389
Transfer to profit or loss						1,061,661				1,061,661	8,842	1,070,503
Income tax and social contribution						(1,474,894)				(1,474,894)	102,550	(1,372,344)

Fair value of Cash flow hedge
Change in fair value							220,323			220,323	(30,175)	190,148
Transfer to result							(15,421)			(15,421)	(8,823)	(24,244)
Income tax and social contribution							(74,346)			(74,346)	11,699	(62,647)

Fair value of cash flow hedge from jointly-controlled							(6,272)			(6,272)		(6,272)

Foreign currency translation adjustment								(85,770)		(85,770)	221,402	135,632

On September 30, 2016	197,168		16,585		(12,496)	(6,922,753)	(604,012)	1,011,239	(9,404)	(6,323,673)	(521,277)	(6,844,950)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

21.              Earnings per share

The information related to the earnings per share of the Company was presented in its 2015 annual financial statements, in Note 25.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
		Sep/2016	Sep/2015
			Revised
Profit for the period attributed to Company's shareholders		2,065,342	2,904,159

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,416	208,409
Preferred shares class "B"		351	360
		208,767	208,769

Distribution of 6% of unit value of common shares		273,827	273,824

Distribution of plus income, by class
Common shares		898,715	1,374,990
Preferred shares class "A"		684,033	1,046,576
		1,582,748	2,421,566

Reconciliation of income available for distribution, by class (numerator):
Common shares		1,172,542	1,648,814
Preferred shares class "A"		892,449	1,254,985
Preferred shares class "B"		351	360
		2,065,342	2,904,159

Weighted average number of shares, by class (denominator):
Common shares	0	451,668,652	451,668,652
Preferred shares class "A"		343,775,864	343,788,633
Preferred shares class "B"	0	578,330	593,818
		796,022,846	796,051,103

Profit per share (in R$)
Common shares		2.5960	3.6505
Preferred shares class "A"		2.5960	3.6505
Preferred shares class "B"		0.6069	0.6062

(i)         Calculation of weighted average of outstanding shares at the beginning of the period, adjusted by the number of shares repurchased during the period ended September 30, 2015, multiplied by a weighted time factor:

	Preferred shares class "A"
	Outstanding	Weighted
	shares	average

Balance at December 31, 2014	343,848,120	343,848,120

Repurchase of treasury shares	(80,000)	(59,487)

Balance at September 30, 2015	343,768,120	343,788,633

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

22.              Net sales revenues

The information on net sales revenue was presented in the 2015 annual financial statements of the Company, in Note 26.

	Consolidated		Parent company
	Sep/2016	Sep/2015	Sep/2016	Sep/2015
Sales and services revenue
Domestic market	24,923,937	23,238,104	25,303,281	22,401,365
Foreign market	17,189,881	16,777,831	7,116,945	7,255,276
	42,113,818	40,015,935	32,420,226	29,656,641
Sales and services deductions
Taxes
Domestic market	(5,595,203)	(4,796,527)	(5,565,475)	(4,325,303)
Foreign market	(20,462)	(24,605)
Sales returns
Domestic market	(181,041)	(155,804)	(184,748)	(141,454)
Foreign market	(96,569)	(88,283)	(16,201)	(80,642)
	(5,893,275)	(5,065,219)	(5,766,424)	(4,547,399)

Net sales and services revenue	36,220,543	34,950,716	26,653,802	25,109,242

23.              Other net income (expenses)

	Note		Consolidated
		Sep/2016	Sep/2015
Expenses idle and hibernated plants	(i)	(160,555)	(72,715)
Results with property, plant and equipment, and investments		(31,777)	(11,877)
Cost of inventory adjustments and losses in the movement of raw materials		(48,218)	(17,891)
Provision judicial and administrative, processes		(61,622)	(24,427)
Other		(20,820)	(37,842)
		(322,992)	(164,752)

(i)         Includes R$99,893 in the nine-month period ended September 30, 2016 corresponding to the idle time in the start-up process of the subsidiary Braskem Idesa (Nota 1(a)).

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

24.              Financial results

The information on financial results was presented in the 2015 annual financial statements of the Company, in Note 29.

	Consolidated		Parent company
	Sep/2016	Sep/2015	Sep/2016	Sep/2015
Financial incomes		Revised		Revised
Interest income	371,204	312,700	326,637	202,696
Monetary variations	170,288	100,343	160,082	80,489
Exchange rate variations	(996,053)	1,162,524	(1,573,414)	2,860,250
Other	31,114	41,967	28,257	28,009
	(423,447)	1,617,534	(1,058,438)	3,171,444

Financial expenses
Interest expenses	(1,495,052)	(1,269,656)	(1,173,561)	(1,376,563)
Monetary variations	(313,784)	(274,616)	(313,799)	(274,723)
Exchange rate variations	(1,513,169)	(752,326)	(208,750)	(2,013,197)
Inflation adjustments on fiscal debts	(89,062)	(37,633)	(82,391)	(33,185)
Discounts granted	(86,089)	(109,835)	(73,267)	(64,077)
Loans transaction costs - amortization	(42,947)	(48,841)	(3,927)	(3,838)
Adjustment to present value - appropriation	(403,327)	(384,680)	(372,669)	(355,017)
Other	(147,119)	(135,388)	(76,144)	(66,821)
	(4,090,549)	(3,012,975)	(2,304,508)	(4,187,421)

Total	(4,513,996)	(1,395,441)	(3,362,946)	(1,015,977)

	Consolidated		Parent company
	Sep/2016	Sep/2015	Sep/2016	Sep/2015
Interest income
Held for sale	131,764	73,564	121,138	28,830
Loans and receivables	201,068	147,246	187,961	132,841
Held-to-maturity	9,410	25,889	9,410	25,889
	342,242	246,699	318,509	187,560
Other assets not classifiable	28,962	66,001	8,128	15,136
Total	371,204	312,700	326,637	202,696

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

25.              Expenses by nature

The information on expenses by nature was presented in the 2015 annual financial statements of the Company, in Note 30.

	Consolidated		Parent company
	Sep/2016	Sep/2015	Sep/2016	Sep/2015

Classification by nature:
Raw materials other inputs	(21,410,550)	(22,938,848)	(16,799,902)	(15,810,681)
Personnel expenses	(1,932,308)	(1,752,372)	(1,399,971)	(1,234,196)
Outsourced services	(1,556,727)	(1,164,547)	(1,066,220)	(875,084)
Depreciation, amortization and depletion	(1,966,757)	(1,574,343)	(1,552,065)	(1,327,692)
Freights	(1,492,892)	(1,335,933)	(1,071,261)	(950,334)
Other income (expenses), net	(736,696)	(632,781)	(443,113)	(416,055)
Total	(29,095,930)	(29,398,824)	(22,332,532)	(20,614,042)

Classification by function:
Cost of products sold	(26,486,061)	(27,378,478)	(20,735,565)	(19,292,455)
Selling and distribution	(1,051,707)	(816,167)	(702,377)	(590,095)
General and administrative	(1,115,323)	(919,552)	(605,166)	(640,225)
Research and development	(119,847)	(119,875)	(75,983)	(74,075)
Other income (expenses), net	(322,992)	(164,752)	(213,441)	(17,192)
Total	(29,095,930)	(29,398,824)	(22,332,532)	(20,614,042)

Braskem S.A.

Notes to the financial statements

at September 30, 2016

All amounts in thousands of reais, unless otherwise stated

26.              Segment information

The information by segment was presented in the 2015 annual financial statements, in Note 31.

								Sep/2016
					Operating expenses
		Net sales	Cost of		Selling, general	Results from
		and services	products	Gross	and distribuition	equity	Other income	Braskem
		revenue	sold	profit	expenses	investments	(expenses), net	Consolidated
Reporting segments
Basic petrochemicals		18,514,922	(14,951,491)	3,563,431	(512,362)		(105,732)	2,945,337
Polyolefins		15,577,095	(12,310,143)	3,266,952	(955,373)		(55,488)	2,256,091
Vinyls		2,222,487	(2,101,808)	120,679	(173,096)		(1,372)	(53,789)
Chemical distribuition		640,820	(513,245)	127,575	(102,169)		19	25,425
USA and Europe		6,898,923	(4,551,259)	2,347,664	(400,769)		4,292	1,951,187
Mexico	(i)	872,660	(589,191)	283,469	(173,248)		(98,435)	11,786
Total		44,726,907	(35,017,137)	9,709,770	(2,317,017)		(256,716)	7,136,037

Other segments		9,784	(12,001)	(2,217)	(1,876)		(21,318)	(25,411)
Corporate unit					(54,073)	23,177	(44,958)	(75,854)

Braskem consolidated before eliminations and reclassifications		44,736,691	(35,029,138)	9,707,553	(2,372,966)	23,177	(322,992)	7,034,772

Eliminations and reclassifications		(8,516,148)	8,543,077	26,929	86,089			113,018

Total		36,220,543	(26,486,061)	9,734,482	(2,286,877)	23,177	(322,992)	7,147,790

								Sep/2015
					Operating expenses
		Net sales	Cost of		Selling, general	Results from
		and services	products	Gross	and distribuition	equity	Other income	Braskem
		revenue	sold	profit	expenses	investments	(expenses), net	Consolidated
Reporting segments
Basic petrochemicals		17,972,314	(14,806,597)	3,165,717	(456,781)		(19,260)	2,689,676
Polyolefins		15,200,722	(11,801,749)	3,398,973	(876,621)		(68,205)	2,454,147
Vinyls		2,055,969	(1,847,439)	208,530	(160,865)		15,076	62,741
USA and Europe		5,876,449	(5,117,181)	759,268	(307,155)		1,859	453,972
Chemical distribuition		638,611	(499,976)	138,635	(91,433)		(3,000)	44,202
Total		41,744,065	(34,072,942)	7,671,123	(1,892,855)		(73,530)	5,704,738

Other segments	(ii)	442,469	(446,861)	(4,392)	(64,677)		(60,848)	(129,917)
Corporate unit					(7,897)	1,701	(30,374)	73,265

Braskem consolidated before eliminations and reclassifications		42,186,534	(34,519,803)	7,666,731	(1,965,429)	1,701	(164,752)	5,648,086

Eliminations and reclassifications		(7,235,818)	7,141,325	(94,493)	109,835			(94,493)

Total		34,950,716	(27,378,478)	7,572,238	(1,855,594)	1,701	(164,752)	5,553,593

(i)         With the operational startup of Braskem Idesa, the Company began to reported the “Mexico” segment, which includes activities related to PE production and sale of that subsidiary (Note 1(a)).

(ii)       This segment includes the results of the subsidiary Braskem Idesa, which, in 2015, was in the pre-operational phase (non-reporting segment).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.